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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               BADGER METER, INC.
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                                (Name of Issuer)


                          Common Stock $1.00 Par Value
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                         (Title of Class of Securities)


                                  056525-10-8
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                                 (CUSIP Number)

         James O. Wright, Badger Meter, Inc., 4545 W. Brown Deer Road,
                       Milwaukee, WI 53223 (414) 355-0400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 March 1, 1999
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              PAGE 1 OF 5 PAGES

                                  SCHEDULE 13D

CUSIP NO. 056525-10-8                                         PAGE 2 OF 5 PAGES
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    James O. Wright
    ###-##-####
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS*


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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                                    [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION


     USA
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                7   SOLE VOTING POWER
  NUMBER OF
                     11,080
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                     610,808(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                     10,000
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                     171,504
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     623,888
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                         [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      17%
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14   TYPE OF REPORTING PERSON*

     IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) The reported shares include 590,814 shares of Class B Common stock (which is convertible into shares of Common stock on a one-for-one basis) and 19,994 shares of Common stock.

ITEM 1.    SECURITY AND ISSUER

     Badger Meter, Inc. Common Stock, $1.00 Par Value, CUSIP #056525-10-8:
     Corporate headquarters:        Badger Meter, Inc.
                                    4545 W. Brown Deer Road
                                    Milwaukee, WI  53223-0099


ITEM 2.    IDENTITY AND BACKGROUND

      a) Name of reporting person:          James O. Wright

      b) Business address:                  4545 W. Brown Deer Road
                                            Milwaukee, WI, 53223-0099

      c) Principal occupation and name, principal business and address of employer:

         Mr. Wright is Chairman of Badger Meter, Inc., 4545 W. Brown Deer Road, Milwaukee, Wisconsin, 53223-0099. Badger Meter is a marketer and manufacturer of flow measurement technology products.

      d) During the last five years, Mr. Wright has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      e) During the last five years, Mr. Wright was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      f) Citizenship:  Mr. Wright is a citizen of the United States of America.


ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Not applicable.  See Item 4.


ITEM 4.    PURPOSE OF TRANSACTION

         Mr. Wright is the beneficial owner in terms of voting power, pursuant to Rule 13d-3, of 590,814 shares of Badger Meter Class B Common Stock, $.10 par value and 19,994 shares of Badger Meter Common Stock, $1.00 par value, as a result of serving as a co-trustee of the Badger Meter Voting Trust and as a co-trustee for shares held in several trusts for Wright family members of which the Common Stock shares are not in the Voting Trust. Effective March 1, 1999, Mr. Wright is no longer a co-trustee of the Badger Meter Officers' Voting Trust.

         Mr. Wright has no plans or intentions with respect to the matters set forth in Item 4 of Schedule 13-D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

      a) Aggregate Number of Shares:  623,888 shares.
         Percentage of Class:  17%.
         Shares of Badger Meter stock outstanding, March 1, 1999:
                  Common:      2,587,164
                  Class B:     1,081,846

         On matters as to which Common Stock and Class B Common Stock vote together, shares of Class B Common Stock have 10 votes per share. Therefore, as of March 1, 1999, Mr. Wright is deemed to beneficially own 44.1% of the total voting power of Badger Meter, Inc., along with the other trustees.

      b) Number of shares as to which there is sole power to vote or to direct the vote: 11,080 shares, which includes 2,500 options exercisable within 60 days to purchase additional shares of Badger Meter Common Stock.

         Number of shares as to which there is shared power to vote or to direct the vote: 610,808 shares, which consists of 590,814 shares of Class B Common Stock and 19,994 shares of Common Stock and which is 380,668 shares less than previously reported due to Mr. Wright's resignation as a co-trustee of the Badger Meter Officers' Voting Trust, as well as the removal of 6,000 shares from the Badger Meter Voting Trust for which Mr. Wright now has no beneficial interest. See Item 5(c).

         Number of shares as to which there is sole power to dispose or to direct the disposition: 11,080 shares, which represents 2,500 options exercisable within 60 days to purchase shares of Badger Meter Common Stock.

         Number of shares as to which there is shared power to dispose or to direct the disposition: 149,510 Class B Common Stock and 21,994 shares of Common Stock. This represents no change in the total number of shares from the prior report. See Item 5(c).

Mr. Wright serves as a co-trustee of the Badger Meter Voting Trust. As of March 1, 1999, the Badger Meter Voting Trust held 590,814 shares of Class B Common Stock and no shares of Common Stock. The other voting co-trustees of the Badger Meter Voting Trust are:
         Mr. James L. Forbes, President & CEO       Mr. James O. Wright, Jr.
         Badger Meter, Inc.                         The Wright Tax Service
         4545 W. Brown Deer Road                    4040 Civic Drive
         Milwaukee, WI  53223-0099                  Suite 200
         Manufacturer of flow measurement           San Rafael, CA 94903
         and control products.                      Tax and bookkeeping service.

c) The reduction of 25,994 shares in the Badger Meter Voting Trust represents the following transactions: On January 28, 1999, 25,994 shares of Class B Common Stock were exchanged for Common Stock with the Company's Treasury Account. Of the shares, 19,994 were put into trusts for members of the Wright family for which Mr. Wright is a trustee. These include 14,994 shares deposited into the Alma Smith Wright 1952 Trust f/b/o Landell W. Donaldson and 5,000 deposited into the Kathryn Wright Donaldson 1961 Trust.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Messrs. Wright, Forbes and Wright, Jr. are voting co-trustees of the Badger Meter Voting Trust. Except for shares personally reported as beneficially owned by the reporting party, Mr. Wright disclaims beneficial interest in shares in the Badger Meter Voting Trust.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

         Exhibit A - Badger Meter Voting Trust, dated June 1, 1953, as amended (previously filed).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


------------------------------                     -----------------------------
              Date                                             Signature

                                                             James O. Wright
                                                   -----------------------------
                                                                Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)